SEC
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FEB 21 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40906

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2011__ AND ENDING __DECEMBER 31, 2011__

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HOWARD FEIGENBAUM DBA SHAREMASTER**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__8747 DUVAL LANE__
(No. and Street)

__HEMET__   __CA__   __92545__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__HOWARD FEIGENBAUM__   __818-597-9210__
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__TARVARAN, ASKELSON + COMPANY__
(Name – if individual, state last, first, middle name)

__23974 ALISO CREEK RD #395, LAGUNA NIGUEL, CA   92677__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __HOWARD FEIGENBAUM__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SHAREMASTER__ , as of __DECEMBER 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ __Howard Feigenbaum__
Signature

__REGISTERED PRINCIPAL__
Title

_____ __SEE ATTACHED FOR NOTARIZATION__

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of __Riverside__

Subscribed and sworn to (or affirmed) before me on this

__10__ day of __February__, 20 __12__, by
Date   Month   Year

(1)___Howard Feigenbaum___,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (✓)

~~(and)~~

(2)_____,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature ___Heathe D Hartley___
Signature of Notary Public

[Notary Seal:]
HEATHE D. HARTLEY
Commission # 1912766
Notary Public - California
Riverside County
My Comm. Expires Dec 8, 2014

Place Notary Seal Above

— OPTIONAL —
---

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: __Annual Audited Report__

Document Date: __2/10/12__   Number of Pages: __2__

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT
OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT
OF SIGNER #2
Top of thumb here

Sharemaster

FINANCIAL STATEMENTS

For the year ended December 31, 2011

With

INDEPENDENT AUDITORS' REPORT THEREON



TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT

Howard Feigenbaum
Sharemaster

We have audited the accompanying balance sheet of Sharemaster (a proprietorship) as of December 31, 2011, and the related statements of income and changes in proprietor's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharemaster at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Laguna Niguel, CA
February 8, 2012



ASSETS

Current assets:

Cash	$	21,787
Commissions receivable		523
Total assets	$	22,310

LIABILITIES AND PROPRIETOR'S EQUITY

Current liabilities:

Accrued expenses	$	62

Proprietor's Capital:

Proprietor's Capital		22,248
Total liabilities and proprietor's capital	$	22,310

See independent auditors' report and accompanying notes to financial statements

Sharemaster
Statement of Income and Proprietor's Capital
For the year ended December 31, 2011

Revenues		8,481
Operating expenses:		
Office expense and related		6,423
Regulatory fees		2,360
Accounting		1,500
Total operating expenses		10,283
Net income		(1,802)
Beginning Proprietor's Capittal		20,729
Capital contributions		7,446
Drawings		(4,125)
Ending Proprietor's Capittal	$	22,248

See independent auditors' report and accompanying notes to financial statements

Cash flows from operating activities		
Net loss	$	(1,802)
Decrease (increase) in assets		
Commissions receivable		288
(Decrease) increase in liabilities		
Accrued expenses		(50)
Net cash flows provided for (used by) operating activities		(1,564)
Cash flows from financing activities		
Proprietor's contributions		7,446
Proprietor's draws		(4,125)
Net cash flows provided for (used by) financing activities		3,321
Net increase (decrease) in cash		1,757
Cash at beginning of year		20,030
Cash at end of year	$	21,787

See independent auditors' report and accompanying notes to financial statements

1. **ORGANIZATION**

Sharemaster (the Company) is an unincorporated proprietorship located in Hemet, California. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulation Authority (FINRA) as a broker dealer in securities. The Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the SEC.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Operations

The financial statements include only those assets and liabilities of the proprietor, that relate to his broker dealer operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue

Revenue consists of commissions from the sale of mutual funds.

Income Taxes:

The Company is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Company is that of the proprietor.

Fair Value of Financial Instruments

Substantially all of our financial instruments are recorded at fair value or contract amounts that approximate fair value. with any related changes in unrealized appreciation or depreciation reflected in principal transactions in the consolidated statements of operations. Financial instruments carried at contract amounts include cash and amounts due from clearing brokers.



2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Fair Value of Financial Instruments (continued)

The Company follows the provisions of ASC 820, "Fair Value Measurement and Disclosures," for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The Company's financial assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Fair Value Measurement—Definition and Hierarchy

Level 1 —Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level 2 — Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 — Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.


TARVARAN, ASKELSON & COMPANY

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Fair Value of Financial Instruments (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statements of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

3.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to I). At December 31, 2011, the Company had net capital of $22,248 that was $17,248 in excess of its required net capital of $5,000. The Company's had aggregate indebtedness at of .28% at December 31, 2011.

SUPPLEMENTAL INFORMATION

Sharemaster
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2011

Net Capital:
    Total proprietor's equity from balance sheet $ 22,248

Deductions:
    Non-allowable assets:

        Tentative net capital   22,248

Haircuts

Net capital $ 22,248

Aggregate indebtedness:
    Items included in statement of financial condition:

        Total aggregate indebtedness $ 62

Minimum net capital required $ 5,000

Excess net capital $ 17,248

Ratio of aggregate indebtness to net capital   0.28%

Reconciliation with Company's computation:
        Net capital as reported in Company's Part II-A
        (unaudited) FOCUS report $ 22,248

Net capital per above $ 22,248

TARVARAN, ASKELSON & COMPANY

Sharemaster
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2011

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(i).

Sharemaster
Schedule III
Informstion Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2011

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(i).

Sharemaster
Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
as of December 31, 2011

Not Applicable

TARVARAN, ASKELSON & COMPANY



TARVARAN, ASKELSON & COMPANY®

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Howard Feigenbaum
Sharemaster

In planning and performing our audit of the financial statements and supplemental schedules of Sharemaster (the Proprietorship) for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545   WWW.PUBLICCOMPANYCPAS.COM   Fax: (949) 606-0329





TARVARAN, ASKELSON & COMPANY®

CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Proprietorship, LLP

Laguna Niguel, California
February 8, 2012

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545   WWW.PUBLICCOMPANYCPAS.COM   Fax: (949) 606-0329



TARVARAN, ASKELSON &

CERTIFIED PUBLIC

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Howard Feigenbaum
Sharemaster

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Sharemaster and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Sharemaster's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sharemaster's management is responsible for the Sharemaster's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545   WWW.PUBLICCOMPANYCPAS.COM   Fax: (949) 606-0329


TARVARAN, ASKELSON &
CERTIFIED PUBLIC



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Laguna Niguel, CA
February 8, 2012